

Ad Fontes Media, Inc. (the "Company") a Colorado Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ad Fontes Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 9, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	21,062	21,157
Accounts Receivable	10,608	725
Prepaid Expenses	1,500	-
Inventory	1,181	1,181
Other Assets	73	-
Total Current Assets	34,425	23,063
Non-current Assets		
Intangible Assets: Patents and Licenses, net of Accumulated Amortization	19,705	15,465
Total Non-Current Assets	19,705	15,465
TOTAL ASSETS	54,130	38,529
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	65,693	11,166
Loans Payable	200,602	-
Due to Related Party	17,500	-
Deferred Revenue	60,559	15,673
Other Liabilities	-	28
Total Current Liabilities	344,354	26,867
Long-term Liabilities		
Future Equity Obligations (SAFE Agreements)	770,551	153,090
Total Long-Term Liabilities	770,551	153,090
TOTAL LIABILITIES	1,114,904	179,957
EQUITY		
Dividends Paid	(6,020)	(6,020)
Additional Paid in Capital	244,110	198,458
Accumulated Deficit	(1,298,865)	(333,866)
Total Equity	(1,060,774)	(141,428)
TOTAL LIABILITIES AND EQUITY	54,130	38,529

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	137,858	121,936
Cost of Revenue	315,076	2,832
Gross Profit	(177,218)	119,104
Operating Expenses		
Advertising and Marketing	26,946	4,268
General and Administrative	657,081	252,112
Stock-Based Compensation	45,652	116,501
Total Operating Expenses	729,680	372,881
Operating Income (loss)	(906,897)	(253,777)
Other Income		
Interest Income	-	-
Other	1,238	1,709
Total Other Income	1,238	1,709
Other Expense		
Interest Expense	58,391	3,309
Other	948	-
Total Other Expense	59,340	3,309
Provision for Income Tax	-	-
Net Income (loss)	(964,998)	(255,377)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(964,998)	(255,377)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	54,527	(717)
Accounts Receivable	(9,883)	(450)
Prepaid Expenses	(1,500)	-
Deferred Revenue	44,886	14,588
Stock-Based Compensation	45,652	116,501
Other	(101)	28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	133,581	129,950
Net Cash provided by (used in) Operating Activities	(831,417)	(125,426)
INVESTING ACTIVITIES		
Patents and Licenses	(4,240)	(10,624)
Net Cash provided by (used by) Investing Activities	(4,240)	(10,624)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	3,420
Loans Payable	200,602	-
Due to Related Party	17,500	-
Future Equity Obligations (SAFE Agreements)	617,461	153,090
Dividends Paid		
Net Cash provided by (used in) Financing Activities	835,562	156,510
Cash at the beginning of period	21,157	698
Net Cash increase (decrease) for period	(95)	20,460
Cash at end of period	21,062	21,157

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Dividends	Accumulated Deficit	Total Shareholder Equity
	# of Shares	**$ Amount**				
Beginning Balance at 1/1/20	8,000,000	-	78,537	(6,020)	(78,490)	(5,973)
Issuance of Common Stock	-	-	3,420	-	-	3,420
Stock-Based Compensation - Stock Options	-	-	94,916	-	-	94,916
Stock-Based Compensation - Warrants	-	-	21,585	-	-	21,585
Net Income (Loss)	-	-	-	-	(255,377)	(255,377)
Ending Balance 12/31/2020	8,000,000	-	198,458	(6,020)	(333,866)	(141,428)
Issuance of Common Stock	-	-	-	-	-	-
Stock-Based Compensation - Stock Options	-	-	45,652	-	-	45,652
Net Income (Loss)	-	-	-	-	(964,998)	(964,998)
Ending Balance 12/31/2021	8,000,000	-	244,110	(6,020)	(1,298,865)	(1,060,774)

Ad Fontes Media, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ad Fontes Media, Inc. ("the Company") was formed in Colorado on February 12th, 2018. The Company earns revenue via the sale of its Content Analysis Rating Tool, sales and licensing of news rating data, and sales of educational reference tools.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria is met:

a. The customer simultaneously receives and consumes the benefits as the entity performs;
b. The entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. The entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations are to deliver products via mail, provide API access to data, and host speaking/consulting events. In 2020 and 2021, the Company had deferred revenues in the respective amounts of $15,673 and $60,559 where cash was received for membership agreements with remaining performance obligations to be satisfied.

Intangible Assets

The Company's intangible asset consists of fees paid to register patents which have been recorded at cost. The patents have not been issued as of the date of these financial statements and, thus, amortization has not yet incurred. The total ending balance of this asset was $15,465 and $19,705 as of December 31, 2020 and 2021, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has issued Common Stock Options and Warrants to its founders and third parties for services performed that vest over a 1-3 year period. Stock-based compensation expense for the years ended 2020 and 2021 was $116,501 and $43,890, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price		Weighted Average Intrinsic Value
Total options outstanding, December 31, 2020	704,361	$	0.255	$	-
Granted	288,538	$	0.247	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-		
Total options outstanding, December 31, 2021	992,899	$	0.253	$	-
Options exercisable, December 31, 2021	787,614	$	0.254	$	-

	Nonvested Options		Weighted Average Fair Value
Nonvested options, December 31, 2020	154,552	$	0.255
Granted	288,538	$	0.247
Vested	(237,805)	$	0.251
Forfeited	-	$	-
Nonvested options, December 31, 2021	205,285	$	0.249

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management recognized the equity-based compensation expense for 2020 in the amount of $21,585 and $0 in 2021.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
0.001	84,648	7/25/2030

A summary of the warrant activity for the years ended December 31, 20120 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value in $
Outstanding at January 1, 2020	-	-	-	-
Grants	84,648	0.247	10	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2020	84,648	0.247	10	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	84,648	0.247	10	-
Vested and expected to vest at December 31, 2021	84,648	0.247	10	-
Exercisable at December 31, 2021	84,648	0.247	10	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2021, the Company received capital from its founder for the purposes of funding operations as needed. This payable bears no interest rate and no maturity date. These advances are not secured and had a total ending balance of $17,500 as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Throughout 2021, the Company received capital from a third party for the purposes of funding operations as needed. This payable bears no interest rate and no maturity date. These advances are not secured and had a total ending balance of $7,950 as of December 31, 2021.

In May 2021, the Company entered into a loan agreement for $27,000 with an interest rate of 14% and maturity date in May 2022. This loan is personally guaranteed by the Company's founder and had an ending balance of $13,953 as of December 31, 2021.

In November 2021, the Company entered into a working capital loan for $18,500 with a fixed fee of $2,520 and remittance rate of 30% until a total of $21,020 is paid back. This loan requires minimum payments of $1,051 every 90 days and is secured by the Company's receivables. The ending balance of this loan was $19,732 as of December 31, 2021.

In December 2021, the Company entered into a loan agreement for $50,000 that bears no interest rate and has a maturity date in February 2022. This loan is not secured and will automatically incur an interest rate of 20% in the event of default. The ending balance of this loan was $50,000 as of December 31, 2021 and was subsequently repaid in full in April 2022.

In October and December 2021, the Company entered into two loan agreements with the same lender for a total of $104,001. These two loans require 51 weekly payments of $2,601 and 46 weekly payments of $141 until the total has been repaid in full. These two loans are secured by all tangible and intangible personal property and had a total ending balance of $108,967 as of December 31, 2021.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. The Conversion Price means either: (1) the price per share equal to the valuation cap divided by the Company capitalization; or (2) the price per share of Standard Preferred Stock sold during the qualified equity financing event multiplied by the discount rate of 15%, whichever calculation results in the greater number of shares. Safe Preferred Stock means the shares of the series of Preferred Stock issued to the investors investing new money in the Company's equity financing event. Alternatively, during a qualified liquidity event, the agreements provide the investor the right to receive either: (1) a cash payment equal to the purchase amount; or (2) a number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 15% discount. Each agreement is subject to a valuation cap of $5M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	168,102
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with no par value. 8,000,000 shares were issued and outstanding as of 2020 and 2021.

Voting: Common Shareholders are entitled to one vote per share and have unlimited voting rights.

Dissolution: The holders of Common Stock are entitled to receive the net assets of the Company upon dissolution.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 9, 2022, the date these financial statements were available to be issued.

In April 2022, the Company amended its Articles of Incorporation to increase the number of authorized shares of Common Stock to 14,000,000 shares at no par value. Common Shareholders are entitled to one vote per share and can receive dividends at the discretion of the Board of Directors. Furthermore, the Company authorized 3,621,695 shares of Preferred Stock at no par value. Preferred Shareholders have 1 vote for every common share they could own if converted and are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders. Lastly, Preferred Shareholders have the right to convert to shares of Common Stock at conversion ratios specific to each series of Preferred Stock as described in the amended Articles of Incorporation.

Between April and July of 2022, the Company raised $533K in a Seed Preferred Equity financing round. At the first closing date in April, SAFEs issued in 2021 converted into shares of Preferred Stock and new shares of Preferred Stock were issued. The Company has filed Amended and Restated Articles of Incorporation with the terms disclosed above, and a new Voting Rights agreement. The total new money authorized to be raised is $1.5M at an $8.25M pre-money valuation. The Company is currently in the process of raising the balance of the authorized amount (up to $967,000) through a combination of investments under Reg D and Reg CF. The preferred share price for this round is $0.729.

In April 2022, the loan of $50,000 was repaid in full.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital during the years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.